Exhibit 6.18

PAYMENT AGREEMENT

This Payment Agreement (this “Agreement”) is made effective as of June 23, 2021 (the “Effective Date”), by and between To The Stars Academy of Arts and Sciences (“TTSA”) and Vivaris Capital, LLC (“Vivaris”). TTSA and Vivaris are each referred to individually as a “Party” and collectively as the “Parties.”

Recitals

WHEREAS, TTSA and Vivaris are parties to that certain Consulting Agreement dated August 2, 2019, pursuant to which Vivaris provided certain business and strategy services to TTSA (the “Consulting Agreement”);

WHEREAS, the Consulting Agreement was terminated effective as of December 31, 2020;

WHEREAS, upon termination of the Consulting Agreement, TTSA owed Vivaris $170,000 as compensation for services rendered under the Consulting Agreement (the “Obligation”), and the Obligation remains unpaid;

WHEREAS, TTSA is unable to pay the Obligation in full in cash, and has proposed to pay the Obligation in the form of a combination of cash (the “Cash Component”) and shares of TTSA’s Common Stock (the “Equity Component”); and

WHEREAS, Vivaris has agreed to accept payment of the Obligation in the form of the Cash Component and the Equity Component, in accordance with the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual promises, covenants and other good and valuable consideration contained herein, it is hereby agreed by and between the Parties, as of the Effective Date, as follows:

1.	Payment of the Obligation

(a)	No later than five (5) business days after the mutual execution and delivery of this Agreement, TTSA shall deliver a cash payment to Vivaris in the amount of Forty Thousand Dollars ($40,000.00). Such payment, together with any additional cash paid by TTSA pursuant to Section 1(b) below, shall constitute the Cash Component.

(b)	TTSA will deliver the Equity Component upon completion of a third party valuation of TTSA’s Common Stock (the “Valuation”), which TTSA will undertake as soon as reasonably possible. The Parties anticipate that the Equity Component will consist of that number of shares of TTSA’s Common Stock whose total value, as determined by the Board of Directors of TTSA upon completion of the Valuation, is equal to $130,000; provided, however, that the Parties acknowledge and agree that TTSA may elect to pay a portion of the $130,000.00 in cash, and the balance in shares of Common Stock.

1

(c)	Delivery of the Cash Component and the Equity Component will constitute full and final payment of the Obligation.

2.	Mutual General Release

Subject to the terms and conditions contained herein, for and in consideration of good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, TTSA (on behalf of itself and its affiliates, parents, subsidiaries, members, managers, officers, directors, employees, agents, attorneys, predecessors, successors and assigns) releases and discharges Vivaris (and each of its affiliates, parents, subsidiaries, shareholders, officers, directors, employees, agents, attorneys, predecessors, successors and assigns), from any and all claims, causes of action and obligations of any kind it may have, whether known or unknown, including but not limited to claims, causes of action and obligations related to the Consulting Agreement and the Obligation, that existed prior to and as of the Effective Date.

Subject to the terms and conditions contained herein, for and in consideration of good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Vivaris (on behalf of itself and its respective affiliates, parents, subsidiaries, shareholders, officers, directors, employees, agents, attorneys, predecessors, successors and assigns) releases and discharges TTSA (and each of its affiliates, parents, subsidiaries, members, managers, officers, directors, employees, agents, attorneys, predecessors, successors and assigns), from any and all claims, causes of action and obligations of any kind it may have, whether known or unknown, including but not limited to claims, causes of action and obligations related to the Consulting Agreement and the Obligation, that existed prior to and as of the Effective Date.

3.	Section 1542 Waiver

The Parties expressly agree that, upon the Effective Date, each will waive and release any and all provisions, rights, and benefits conferred either (a) by Section 1542 of the California Civil Code, or (b) by any law of any state, territory or country, or principle of common law, which is similar, comparable, or equivalent to Section 1542 of the California Civil Code, with respect to the claims and rights being released under the Parties’ mutual release.

The Parties acknowledge that Section 1542 of the California Civil Code reads:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

Whether a beneficiary of California law or otherwise, each Party acknowledges that such Party may hereafter discover facts other than or different from those that such Party knows or believes to be true with respect to the subject matter of the claims released, but nonetheless agrees expressly that, upon entry of the dismissal without prejudice contemplated by this mutual release, such Party shall have waived and fully, finally, and forever settled and released any known or unknown, suspected or unsuspected, asserted or unasserted, or contingent or non-contingent claim with respect to the claims released under this Settlement Agreement, whether or not concealed or hidden, and without regard to subsequent discovery or existence of such different or additional facts. This waiver shall be understood to include all such claims that each Party does not know of or suspect to exist in their favor at the time of this release and which, if known by such Party, might have affected their willingness to enter into the mutual release.

2

4.	Attorney Fees or Costs

Each Party to this Agreement will bear its own costs, expenses and attorneys’ fees, whether taxable or otherwise, incurred or arising out of, or in any way related to the Obligation and the negotiation and preparation of this Agreement. In the event either Party brings suit or any other legal proceeding to enforce or interpret the terms or scope of this Agreement, it is agreed that the prevailing and/or enforcing Party shall recover its reasonable attorneys’ fees and costs incurred therein.

7.	Entire Agreement

This Agreement represents the entire agreement between the Parties with respect to the subject matter hereof, and supersedes any prior negotiations, whether written or oral. No amendment to this Agreement shall be effective unless it is made in writing and executed by both Parties.

8.	Interpretation

This Agreement shall be interpreted as if drafted by both Parties, and shall not be construed against either Party by virtue of such Party’s alleged drafting of the Agreement.

9.	Governing Law

This Agreement shall be governed by and interpreted under the laws of the State of California, without regard to principles of conflicts of laws. Any dispute that may arise concerning the interpretation and/or effect of this Agreement shall be submitted to, and the Parties agree that exclusive jurisdiction and venue are proper in, the Superior Court of California, County of Los Angeles.

10.	Counterparts

This Settlement Agreement may be executed in counterparts, each of which shall be deemed an original.

To the Stars Academy of Arts and Sciences, Inc.

Dated:	06/30/2021
		By:	/s/ Thomas DeLonge
		Name:	Thomas DeLonge
		Title:	CEO

Vivaris Capital, LLC

Dated:	06/30/2021
		By:	/s/ J. Christopher Mizer
		Name:	J. Christopher Mizer
		Title:	Managing Director

3